Announcement of the Extraordinary General Meeting of Shareholders of Woori Bank

The Board of Directors of Woori Bank, a wholly-owned subsidiary of Woori Finance Holdings Co., Ltd., passed a resolution to hold an extraordinary general meeting of shareholders on October 10, 2014.

Key Details Relating to the EGM of Woori Bank

•	Meeting Date and Time: October 10, 2014; 10:00 p.m. (local time)

•	Venue: Woori Bank Head Office Building, 51, Sogong-ro, (203 Hoehyon-dong 1-ga)

Jung-gu, Seoul, Korea

•	Agenda:

1)	Approval of the merger agreement (including the appointment of non-standing director, outside director and Audit Committee member, and the amendments to the Articles of Incorporation)

•	Agenda Details

•	Appointment of a non-standing director of Woori Bank

Name	Date of Birth	Term	Appointment	Career & Academic Background
				- Current) Director, Planning & Coordination Department,
				Korea Deposit Insurance Corporation
				- Director, Risk Management Department,
				Korea Deposit Insurance Corporation
Seong-Yeal	May 27		New	- Master of Public Administration, Seoul National University
Lim	1963	Until 2015 March AGM	Appointment	- Bachelor of Economics, Seoul National University

•	Appointment of an outside director of Woori Bank

Name	Date of Birth	Term	Appointment	Career & Academic Background
- Current) Attorney, Law Firm Gangnam
- Head, Special Committee, Korea Bar Association
- Chief Prosecutor, Daejeon / Seoul High Prosecutors’ Office
- Ph.D. in Economic Law, Dankook University
Young-Soo	Feb.15,			- College of Liberal Arts and Sciences, Seoul National
Park	1952	Until 2015 March AGM	New Appointment	University
Hee-Yul Chai	Jan. 23, 1960	Until 2015 March AGM	New Appointment
- Current) Professor of Economics, Kyonggi University
- Dean of Academic Affairs, Kyonggi University
- Director, Financial Services Commission
- Research Fellow, Korea Institute of Finance
- Ph.D. in Economics, University of Paris X
- Bachelor of Economics, Seoul National University

•	Appointment of an Audit Committee member

Name	Term	Appointment
Young-Soo Park	Until 2015 March AGM	New Appointment

•	Board of Directors’ Resolution Date: August 25, 2014